UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b‑25

Commission file number: 333-135647

Cusip Number: 31309A100

NOTIFICATION OF LATE FILING

                (Check One):

                |X| Form 10‑K |  | Form 11‑K   |_| Form 20‑F   |  | Form 10‑Q

                For Period Ended: March 31, 2008

                                [ ] Transition Report on Form 10‑K

                                [ ] Transition Report on Form 20‑F

                                [ ] Transition Report on Form 11‑K

                                [ ] Transition Report on Form 10‑Q

                                [ ] Transition Report on Form N‑SAR

                For the Transition Period Ended: ____________________________

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

FEARLESS INTERNATIONAL, INC.

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Full Name of Registrant

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Former Name if Applicable

927 Lincoln Road, Suite 200, Miami, Florida 33139

 (Address of principal executive offices)

PART II

RULES 12b‑25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check appropriate box.)

a.                    The reasons described in reasonable detail in Part III of this form could not be eliminated without             The subject annual report, semi‑annual report, transition report on Form 10‑K, 20‑F, 11‑K or N‑SAR, or unreasonable effort or expense;

(____)

b.                   portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c.                    The accountant's statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III

NARRATIVE

                State below in reasonable detail the reasons why Form 10‑K, 11‑K, 20‑F, 10‑Q, N‑SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                The registrant is unable to file its form 10-KSB within the prescribed period due to financial difficulties.

PART IV

OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

                Jeffrey A Rinde                                    (212) 751-4300

                (Name)                                    (Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3)           Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | x | Yes |_| No

The  loss for year ended March 31, 2008 is approximately 28%  more than the year ended March 31, 2007
FEARLESS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

                Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30,  2008                       By:  /s/ Jeffrey I. Binder

                                                                                Jeffrey I. Binder

                                                                                Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

                Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)